Exhibit 15b

Investment Thesis

●	Inspired by the lack of representation of people of color in Western art, Barkley L. Hendricks (1945-2017) revolutionized the depiction of Black and Latinx Americans in his paintings.

●	Since Barkley’s passing in 2017, his market has grown considerably with 7 paintings exceeding the $1,000,000 mark.

●	A few days after Masterworks’ acquisition of Selina/Star, a new auction record was set for Hendricks’ work at $4,013,000 (on December 8, 2020). Masterworks is pleased to be offering Selina/Star for just over one million at $1,041,000.

●	This work is an excellent example of Hendricks’ iconic photorealistic portraits painted during the late 60s to mid 80s, which are the most sought-after by collectors.

●	Although there are no guarantees, similar works have appreciated by 37.1% per year historically.

●	Comparable works by Hendricks have performed well at auction including most recently, Latin from Manhattan… the Bronx actually (1980) which sold for $1,472,000 on October 2, 2020.

Past performance is no guarantee of future results. An investor must read the Offering Circular before making an investment decision.

Barkley L. Hendricks

b. 1945–2017

The Painting

Selina/Star (1980)
Oil and acrylic on linen
60 ⅛ x 50 ⅛ in. (152.7 × 127.3 cm.)

Appraised Value

N/A

Price Appreciation of Similar Works[1]

37.1%

Initial Offering

$1,041,000

THE PAINTING IS A STELLAR EXAMPLE OF BARKLEY HENDRICKS' ICONIC AND HIGHLY SOUGHT-AFTER STYLE, WHICH HAS PRODUCED THE ARTIST'S TOP RESULTS AT AUCTION.

Masterworks has agreed to acquire *Selina/Star,* which measures 60 inches by 50 inches, at Phillips 20th Century & Contemporary Art Evening Sale in New York on December 7, 2020.

The bright colors, year, scale, composition, technique, execution, and provenance make the Painting a commercial and desirable portrait by Barkley Hendricks. On October 2, 2020, a close comparable to the Painting, *Latin from Manhattan... THE Bronx actually* (1980), which features a solo Latina woman gazing at the viewer and positioned centrally on a monochromatic background, sold at auction for $1,472,000. and as of December 8, 2020, is the seventh most expensive work by the artist to have sold at auction.

Though many of Hendricks' subjects remain anonymous, the Painting is a depiction of Selina, the daughter of Hendricks' friend. In this near life-sized portrait, the subject is depicted wearing a blue shirt, platform sandals and bright yellow trousers in the same hue as the background.

Barkley L. Hendricks (b. 1945, Philadelphia, Pennsylvania–d. 2017, New London, Connecticut) was an influential late 20th century portraitist and photographer who revolutionized the depiction of Black and Latino Americans. Inspired by the lack of representation of people of color in the Western art historical canon, Hendricks sought to evoke the unique personalities of his subjects through precisely rendered depictions of their individualized fashion and gestures. Working alongside the rise of the Black Power movement, Hendricks deemphasized the exoticism of Black subjects, and instead, depicted real people he encountered: his friends, neighbors and captivating strangers, as they saw themselves.

Currently, Hendricks' works are held in important private and permanent institutional collections, such as the National Gallery of Art and the National Portrait Gallery in Washington, D. C., the Philadelphia Museum of Art, the Studio Museum of Harlem and the Tate Modern.

Auction prices for Hendricks' work have grown significantly in the last three years and increased his visibility in the art market. Prior to 2017, the top price for a painting by Barkley Hendricks was $365,000, achieved consecutively by the sale of two works: *Steve* (1976) and *Tuff Tony* (1978) in April and December of 2015, respectively. However, as of December 8, 2020, seven of the artist's top auction results have exceeded one-million dollars, with each record having been achieved since January 1, 2018, led by *Mr. Johnson (Sammy from Miami)* (1972), which sold on December 8, 2020 for $4,013,000, followed by *Yocks* (1975), which sold on May 16, 2019 for $3,740,000, and *Jackie Sha-La-La (Jackie Cameron)* (1975), which sold on November 17, 2020 for $2,803,000.

Auction Results for Similar Works[2]

$144K
$132K
$106K
$365K
$365K
$961K
$2.2M
$2.1M
$1.9M
$783K
$1.5M
2.0M
1.5M
1.0M
0.5M
0.0M

For a copy of the offering circular visit: https://www.sec.gov/Archives/edgar/data/1819378/000149315220023244/partiiandiii.htm

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Additional Photos

For a copy of the offering circular visit: https://www.sec.gov/Archives/edgar/data/1819378/000149315220023244/partiiandiii.htm

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Important Disclosures

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Barkley Hendricks with the following criteria: single figure portraits in a vertical format on canvas or linen that are larger than 30 inches by 30 inches and smaller than 100 inches by 100 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 37.1% CAGR implied from selected sales occurring from October 8, 2009 to October 2, 2020.

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For a copy of the offering circular visit: https://www.sec.gov/Archives/edgar/data/1819378/000149315220023244/partiiandiii.htm

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